



FILE NO. 82-34855

To:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street NW
Washington, DC 20549

Ref: Rule 12g3-2(b) exemption: submission of information

April, 13th, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

Luís D'Eça Pinheiro
Corporate & Investor Relations

Brisa-Auto-Estradas de Portugal SA
Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana
EC Carcavelos - Ap 250 2776-956 Carcavelos Portugal Tel 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

FILE NO. 82-34855



BRISA – AUTO ESTRADAS DE PORTUGAL, S.A.

PUBLIC COMPANY

Head-office: Quinta da Torre da Aguilha – Edifício BRISA – 2785-599 S. Domingos de Rana

Corporate Tax Number 500 048 177

Share Capital: EURO 600 000 000

Registered at the C.R.C. of CASCAIS under no. 10 583

DIVIDEND PAYMENT
2004

Shareholders are hereby notified that the dividend relating to 2004 will be paid as from 27 April 2005, as follows:

	RESIDENT SHAREHOLDERS		NON RESIDENT SHAREHOLDERS	
Security	**BRI AM (1)**	**BRI1AM (2)**	**BRI AM (3)**	**BRI1AM (4)**
Gross Dividend	€ 0.27	€ 0.27	€ 0.27	€ 0.27
Corp./Pers. Income Tax	€ 0.02025	€ 0.0405	€ 0.03375	€ 0.0675
Net Dividend	€ 0.24975	€ 0.2295	€ 0.23625	€ 0.2025

(1) Listed privatized shares – Corp./Pers. Income Tax 7.5%
(2) Listed non privatized shares – Corp./Pers. Income Tax 15%
(3) Listed privatized shares – Corp./Pers. Income Tax – 12.5%
(4) Listed non privatized shares – Corp./Pers. Income Tax – 25%

The paying agent is Banco Comercial Português, S.A..

Pursuant to the General Regulations of the Central Securities Depository, the dividend payment will be made through the Central Securities Depository.

S. Domingos de Rana, 8 April 2005.

BRISA – AUTO-ESTRADAS DE PORTUGAL, S.A.

The Board of Directors